
February 13, 2015

<u>Via E-mail</u>
Edwin M. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 140
Folsom, CA 95630

      Re: MyECheck, Inc.
             Amendment No. 2 to Registration Statement on Form 10
             Filed February 6, 2015
             File No. 000-55296

Dear Mr. Starrs:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated February 5, 2015.

General

1.   We note that your response to prior comment no. 1. indicates that you believe your financial statements are within the required time frame given the anticipated date of automatic effectiveness and your audited financial statements are not due before the date of effectiveness. If filed 45 days after year-end and you anticipate reporting a loss for the current year, the filing should contain audited financial statements for the fiscal year ending pursuant to instructions within Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management …, page 22

2.   We note your response to prior comment 3, where you state that Scottsdale Capital Advisors Corporation currently holds an unknown amount of the shares of stock in the company that were originally issued to defendants Sweetsun, Seven Mile Securities and Titan International. In light of this disclosure it appears that the beneficial ownership table or accompanying notes may need to be modified to reflect the occurrence of such events.

Certain Relationships and Related Transactions, page 26

3.   We note your response to prior comment 2, where you state that the license agreement was entered into in 2008. We also note, however, that your disclosure in this section states that the agreement was entered into in 2004. Revise your disclosure to ensure it is consistent with the terms of the agreement. Additionally, expand your disclosure pertaining to the one-year period under which no royalties are due, to state clearly and unequivocally, if true, that such period

has now expired.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Katherine Wray
Attorney-Adviser